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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K





                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934







                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             X                     Form 40-F
         ---------------------------                  --------------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No             X
   ---------------------------------           --------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A



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NEWS RELEASE
                                              [GRAPHIC OMITTED][GRAPHIC OMITTED]


      SHAREHOLDERS OF POLSKA TELEFONIA CYFROWA ELECT NEW SUPERVISORY BOARD
         & CREDIT BANK FACLITITIES SYNDICATE APPROVES UMTS BUSINESS PLAN

Warsaw, Poland - June 22, 2001 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) the leading Polish wireless provider of nationwide dual band GSM 900 and GSM 1800 services and holder of a UMTS license, announces the new Supervisory Board elected at its general shareholders meeting held today.

According to the terms of PTC's ownership structure, four board members are nominated by Elektrim Telekomunikacja Sp. z o.o., two by DeTeMobil Deutsche Telecom MobilNet GmbH, two by MediaOne International (part of Deutche Telekom Group) and one elected by the Shareholders at large for a total of nine members.

Following are the members of the new Supervisory Board listed with their nominators:

1. Jacek Walczykowski (President of the Board) (Elektrim Telekomunikacja Sp. z o.o.)

2.       Michael Gunther (Vice President of the Board)  (MediaOne  International
         B.V.)

3.       To be chosen in near future (at large)

4.       Martin Schneider (DeTeMobil)

5.       Dariusz Oleszczuk (Elektrim Telekomunikacja Sp. z o.o.)

6.       Krzysztof Stefanowicz (Elektrim Telekomunikacja Sp. z o.o.)

7.       Fridbert Gerlach (MediaOne International B.V.)

8.       Waldemar Siwak (Elektrim Telekomunikacja Sp. z o.o.)

9.       Gerd Kareth (DeTeMobil)

The Shareholders of the Company have nominated eight of nine Supervisory Board Members. The remaining one shall be appointed in the nearest future. The next Supervisory Board meeting is scheduled for September 6, 2001.

In addition, PTC today announced that on May 25, 2001, its UMTS business plan was accepted by the Bank consortium, that organized the Bank Credit Facilities. This approval means that there are no restrictions on PTC's utilization of funds available under these facilities for UMTS operational and capital expenditure under those Facilities.

In the first quarter of 2001, the total Polish wireless market grew to approximately 7.5 million subscribers or approximately 19.4 percent penetration. During this quarter, PTC attracted approximately 408 thousand new subscribers bringing its total customer base to 3.1 million which represents approximately
41.3 percent of the total wireless market and places PTC in the premier position on the Polish market.

Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides a total range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.era.pl. pages on the Internet.


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                                      # # #


For further information contact:

Malgorzata Zelezinska                    Robert Niczewski
IR Manager                               PR Manager
(+48) 22 413 3275                        (+48) 22 413  6322
(+48) 602 20 3275                        (+48) 602 20 6322
mzelezinska@era.pl                       rniczewski@era.pl



SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)







By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General







By: /s/ Wojciech Ploski

Wojciech Ploski, Director of Strategy, Marketing and Sales









By: /s/ Jonathan Eastick

Director of Finance





June 22,  2001


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